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                        Filed by Biomatrix, Inc. (Commission File No. 001-14221)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

      Subject Companies: Genzyme Corporation (Commission File No. 000-14680) and Genzyme Corporation's Surgical Products Division and Tissue Repair Division

          GENZYME BIOSURGERY TO BE FORMED BY MERGER OF THREE COMPANIES

BIOMATRIX, GENZYME TISSUE REPAIR, AND GENZYME SURGICAL PRODUCTS CREATE POWERFUL NEW ENTERPRISE IN BIO-ORTHOPEDIC AND CARDIOTHORACIC MARKETS

Cambridge, Mass. and Ridgefield, N.J., March 6, 2000 --Genzyme Corp. and Biomatrix Inc. today announced their agreement to form Genzyme Biosurgery, a new division of Genzyme that will combine three publicly traded entities to create the foremost company in the field of biosurgery.

This transaction will unite three leaders in the rapidly emerging market for sophisticated biomaterials and biotherapeutic products that are used in surgical and medical procedures. Genzyme Biosurgery will bring substantial resources and experience to bear on several markets, with particular focus on bio-orthopedics and cardiothoracic surgery, two biosurgical areas with high growth potential.

Genzyme Biosurgery--which will have its own newly created stock--will be composed of Biomatrix (NYSE: BXM), a worldwide leader in the development and manufacture of viscoelastic biomaterials for use in orthopedic and other medical applications; Genzyme Tissue Repair (Nasdaq: GZTR), a leading developer of biological products for the treatment of orthopedic injuries and severe burns; and Genzyme Surgical Products (Nasdaq: GZSP), which develops and markets medical devices, biomaterials, and biotherapeutics for cardiothoracic and other surgical markets, and is a leader in developing biomaterials to prevent post-surgical adhesions.

Genzyme Biosurgery will accelerate Genzyme Corp.'s pioneering development of the biosurgery market, which is being created by the increasing use of biomaterials and biological products to enhance or replace conventional mechanical approaches to surgery and other interventional and medical procedures.

Genzyme Biosurgery will begin with a portfolio of 22 major marketed products and a strong pipeline of 10 significant products in various stages of clinical development. Approximately 45 percent of Genzyme Biosurgery's revenues will come from orthopedic products, namely Synvisc-Registered Trademark-, a treatment for osteoarthritis of the knee, and Carticel-Registered Trademark-, a treatment for damaged knee cartilage. Another 40 percent of revenues will come from cardiothoracic surgery products. Additional revenues will come from surgical devices and biomaterials, including Seprafilm-TM- for the reduction of post-surgical adhesions.

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Under the terms of the definitive merger agreement, Genzyme Biosurgery will be formed by combining the two Genzyme divisions in tax-free stock-for-stock exchanges to form one unit, and then acquiring Biomatrix in a tax-free exchange of stock and cash. The combined market value of the three organizations at the close of business on March 3 totaled $1.3 billion.

Biomatrix shareholders will have the option of receiving $37 in cash or one share of the newly-created Genzyme Biosurgery stock for each Biomatrix share. The election provision of the merger agreement specifies that the cash portion of the transaction will be approximately $245 million.

Following completion of the merger, Biomatrix shareholders will hold approximately 47 percent of Genzyme Biosurgery, Genzyme Tissue Repair shareholders will hold approximately 27 percent, and Genzyme Surgical Products shareholders will hold approximately 26 percent. Genzyme Tissue Repair shareholders will receive 0.3352 shares and Genzyme Surgical Products shareholders will receive 0.6060 shares of Genzyme Biosurgery stock for each share of their stock.

Upon formation, Genzyme Biosurgery anticipates having pro forma annualized revenues of more than $250 million. It will be profitable on a cash-earnings-per-share basis, before amortization of goodwill, and will generate cash flow from operations sufficient to support current operations and to service any debt associated with the acquisition of Biomatrix.

Genzyme Biosurgery will have over 1300 employees; six dedicated manufacturing facilities; powerful scientific, clinical, and regulatory capabilities; an impressive intellectual property portfolio; several established sales organizations in focused surgical markets; and valuable marketing and distribution agreements with a number of large, multi-national health care companies.

"We are building an exciting new enterprise with very strong financial, commercial, scientific, and product development capabilities, which creates a powerful platform for innovation," said Henri A. Termeer, chairman and chief executive officer of Genzyme Corp. "Establishing this new organization dramatically transforms our biosurgery franchise. It provides critical mass and sharpens our strategic focus in several key markets."

Dr. Endre Balazs, M.D., Biomatrix' co-founder, chief executive officer, and chief scientific officer, stated: "Joining forces with Genzyme is an excellent strategic move for Biomatrix, as it provides us with the infrastructure and resources to achieve even greater scientific and commercial successes, which we believe will bring significant benefit to our shareholders, employees, and customers. Our companies share a common strategic vision to lead through innovation in the fastest growing segments of the biomaterials market for a broad spectrum of surgical products. We believe our combined products on the market and extensive pipeline of products will keep us at the forefront of these therapeutic fields and will provide significant competitive advantages."

The transaction is expected to close by the end of June 2000, pending regulatory and shareholder approvals. The boards of directors of Genzyme Corp. and Biomatrix have unanimously approved the merger, which is subject to clearance under the Hart-Scott-Rodino Anti-Trust Improvements

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Act. The transaction will require the approval of Biomatrix shareholders and all
Genzyme shareholders, including separate approvals of Genzyme Tissue Repair and Genzyme Surgical Products shareholders, and it is subject to customary closing conditions. Genzyme Biosurgery shares will trade on the Nasdaq National Market.

Dr. Balazs and the other officers of Biomatrix have agreed to vote their Biomatrix shares, totaling approximately 34 percent of the outstanding shares, in favor of the transactions. In addition, in connection with the agreement, Biomatrix has granted Genzyme an option to purchase 4,600,000 shares under certain circumstances.

Duke Collier, president of Genzyme Surgical Products, will become president of Genzyme Biosurgery. "This transaction will accelerate the development of our biosurgery strategy," said Mr. Collier. "Genzyme Biosurgery represents a powerful combination of products, resources, capabilities, and research programs that is unmatched in the industry. In particular, Genzyme Biosurgery combines highly regarded biomedical and biotherapeutic product development skills with well-respected and effective capabilities in marketing and selling these products to surgeons. With a clear strategic focus, increasing product sales, advanced technology platforms, and a strong financial foundation, Genzyme Biosurgery is poised for significant growth."

Russ Herndon, president of Genzyme Tissue Repair, said: "Becoming part of Genzyme Biosurgery enables us to contribute our advanced expertise in bio-orthopedics to the creation of a biosurgery leader. Genzyme Biosurgery will market the two defining products in the field of bio-orthopedics: Synvisc and Carticel. This merger allows us to realize our own vision of becoming the key player in bio-orthopedics much more rapidly."

Strategic Fit

The creation of Genzyme Biosurgery represents a powerful combination of strengths. It brings together two companies--Biomatrix and Genzyme Surgical Products--with nearly 40 years of combined leadership in the development and commercialization of unique biomaterials based on hyaluronan (hyaluronic acid), including Biomatrix' Synvisc for the treatment of osteoarthritis of the knee and Genzyme's Seprafilm-TM- Bioresorbable Membrane, the only biomaterial approved for use in reducing adhesions following abdominal and pelvic surgery. This combined expertise in hyaluronan technology provides Genzyme Biosurgery with a fertile platform for innovation, from which it expects to develop products for a wide range of surgical and medical applications.

Genzyme Biosurgery also brings together two of the pioneers in bio-orthopedics--Biomatrix and Genzyme Tissue Repair--with two of the defining products in this market: Synvisc and Carticel. Synvisc is currently marketed in over 35 countries through marketing and distribution agreements Biomatrix has established with six major pharmaceutical companies, such as Wyeth-Ayerst Laboratories, a division of American Home Products; Novartis; Bayer; Boehringer Ingelheim; and F. Hoffman LaRoche; as well as through Biomatrix' wholly owned subsidiaries. Carticel is marketed in the United States and Europe by Genzyme Tissue Repair. This shared focus, experience, and positioning in the bio-orthopedics market offers Genzyme Biosurgery tremendous global sales and marketing leverage.

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Genzyme Biosurgery will form an organization uniquely experienced in selling complex, innovative biotechnology products to surgeons. It combines the selling strengths of a well-established medical device company with the scientific resources of innovative biotechnology companies--bringing together aggressive surgical sales forces with an experienced scientific and product development organization.

Finally, the combination of these three companies will create a self-sustaining enterprise with substantial financial resources to support future development and growth.

This press release contains forward-looking statements, including statements regarding the consummation of the transactions, the creation of a new publicly traded stock, the impact of the transactions on Genzyme Corp.'s, Genzyme Tissue Repair's, Genzyme Surgical Products' and Biomatrix's respective earnings and financial positions, the future growth and success of Genzyme Biosurgery, Genzyme Biosurgery's impact on Genzyme Corp.'s involvement in the bio-orthopedic and cardiothoracic markets, the potential market introduction of new orthopedic and cardiothoracic surgery products, surgical devices and biomaterials, expected revenues based on new products, the sufficiency of the cash and other resources of Genzyme Biosurgery, the tax-free nature of the transaction and the expected allocation of Genzyme Biosurgery common stock. Actual results may differ materially from those indicated depending on many factors including conditions in the financial markets relevant to the proposed transaction, the likelihood of regulatory and other approvals of the transactions, the operational integration associated with the transaction and other risks generally associated with such transactions, the accuracy of information about the biosurgery market, the competitive environment for the biosurgery market, market acceptance of Genzyme Biosurgery's products and services, delays in the production or development of Genzyme Biosurgery's products, the enrollment rate for clinical trials, the ability of Genzyme Biosurgery and/or its partners to manufacture sufficient quantities of products for clinical trials, the ability to successfully complete preclinical and clinical development of products, the actual safety and efficacy of products, the timing and content of submissions to and decisions by the FDA and other regulatory authorities, the continued funding of collaborations and programs by Genzyme Corp., Genzyme Biosurgery and/or their partners and the ability of Genzyme Biosurgery and/or its partners to successfully commercialize products.

A conference call discussing the creation of Genzyme Biosurgery will be broadcast live over the Internet at 12:00 p.m. EST today at www.genzyme.com, www.biomatrix.com, and www.streetfusion.com.

Investors may listen to a replay of the conference call by calling 1-800-633-8284 in the United States and 1-858-812-6440 outside the United States from 2:00 p.m. EST today through midnight EST March 13. Please refer to reservation number 14574842.

Genzyme's releases are available on the World Wide Web at http://www.genzyme.com. They are also available from Genzyme's fax-on-demand service at 1-800-436-1443 within the United States or 1-201-521-1080 outside the United States.

Biomatrix's releases are available on the World Wide Web at http://www.biomatrix.com.

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INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS RELATING TO THE
FOREGOING TRANSACTION TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT-PROSPECTUS AND OTHER DOCUMENTS FILED BY GENZYME AND BIOMATRIX WITH THE COMMISSION MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE COMMISSION'S WEB SITE (www.sec.gov). THE JOINT PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM GENZYME OR BIOMATRIX,
AS THE CASE MAY BE. REQUESTS TO GENZYME MAY BE DIRECTED TO SALLY CURLEY OR YOU CAN ACCESS DOCUMENTS ON THEIR WEBSITE (www.genzyme.com). REQUESTS TO BIOMATRIX SHOULD BE DIRECTED TO ANNE MARIE FIELDS OR YOU CAN ACCESS DOCUMENTS ON ITS WEBSITE (www.biomatrix.com).